Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 3 DECEMBER 17, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 3 DATED DECEMBER 17, 2015
TO THE PROSPECTUS DATED NOVEMBER 2, 2015
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated November 2, 2015, Supplement No. 1 dated November 9, 2015, and Supplement No. 2 dated November 13, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering;

•	revision to the cover page of our prospectus;

•	revisions to "Prospectus Summary";

•	amendment and restatement of "Estimated Use of Proceeds";

•	updates regarding certain fees to be paid to our advisor; and

•	update to "Management - Committees of the Board of Directors."
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On October 9, 2015, we announced that we would cease offering shares of our Class A common stock in our primary offering, effective October 30, 2015, and effective November 2, 2015, we reallocated all shares being offered, such that we are currently offering up to approximately $1.8 billion in shares of Class T common stock in our primary offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan, and among classes of stock, if we elect to offer additional classes in the future.
As of December 10, 2015, we had received gross offering proceeds of approximately $265 million from the sale of 26,642,374 Class A shares and Class T shares in connection with our offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of December 10, 2015, approximately $1.9 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Revision to Cover Page
The first footnote to the table on the cover page of our prospectus is hereby removed and replaced with the following:
*The maximum amount of selling commissions we will pay with respect to Class T shares is 3% of the gross offering proceeds in our primary offering. The maximum amount of dealer manager fees to be paid with respect to Class T shares is 3% of the gross offering proceeds in our primary offering. There will also be an ongoing stockholder servicing fee with respect to Class T shares. Our advisor will fund 2% of the dealer manager fee with respect to Class T shares, which will reduce the amount we pay for such fee, and we will fund the remaining 1%. Commencing November 2, 2015, our advisor will also fund our organization and offering expenses, up to 1% of gross offering proceeds from the sale of Class T shares in our primary offering. If our advisor did not fund 2% of the dealer manager fee and our organization and offering expenses of 1%, the net investment amount reflected on customer account statements would be 3% lower. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares sold under the DRP will be sold at $9.50 per share. See "Plan of Distribution." The selling commissions, stockholder servicing fee, and dealer manager fee will not exceed the 10% limitation on underwriting compensation imposed by FINRA.
All other similar references to the advisor funding of a portion of our fees and expenses throughout our prospectus are hereby updated accordingly.
Revisions to "Prospectus Summary"
The line item for "Other Organization and Offering Expenses (Advisor)" contained in the "Prospectus Summary - Compensation to Our Advisor and its Affiliates" section of our prospectus is hereby amended and restated as follows:
Estimated to be 1% of gross offering proceeds from our primary offering in the event we raise the maximum offering. Commencing November 2, 2015, our advisor will pay organization and offering expenses up to 1% of gross offering proceeds from the sale of Class T shares in our primary offering, and we will reimburse our advisor for any amounts in excess of 1% of such amount.
All similar references to the amount of reimbursement to our advisor for organization and offering expenses contained in our prospectus are hereby revised accordingly.
The "Prospectus Summary - Estimated Use of Proceeds" section of our prospectus is hereby amended and restated as follows:
Assuming no shares are reallocated from our distribution reinvestment plan to our primary offering and the maximum primary offering amount of $2.0 billion is raised in the manner described in "Estimated Use of Proceeds," we estimate that approximately 95.2% of our gross offering proceeds will be used to primarily invest in single tenant business essential properties in accordance with our investment objectives and to pay real estate related acquisition fees and expenses as adjusted to reflect the advisor funding of a portion of the selling commissions, dealer manager fees and/or organization and offering expenses (as described in more detail elsewhere in this prospectus). The remaining 4.8% will be used to pay up-front selling commissions and dealer manager fees. We expect our acquisition fees and acquisition expenses to be approximately 4.2% of gross offering proceeds, which will allow us to invest approximately 91.0% in real estate investments. We may also use an unlimited amount from any source, including offering proceeds, to pay our distributions.
Amendment and Restatement of "Estimated Use of Proceeds"
The "Estimated Use of Proceeds" section beginning on page 48 of our prospectus is hereby amended and restated as follows:
The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell the midpoint of Class T shares in the primary offering, or $0.9 billion in shares, and the maximum primary offering, or $2.0 billion in shares (allocated based upon the sale of approximately $0.2 billion in Class A shares and the assumed sale of approximately $1.8 billion in Class T shares). As of October 30, 2015, we ceased offering shares of Class A common stock in our primary offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our DRP, and to reallocate shares among classes of stock, if we elect to offer additional classes in the future. We have not given effect to any special sales or volume discounts that could reduce the selling commissions or dealer manager fees for sales pursuant to our primary offering. Reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investment. See "Plan of Distribution" for a description of the special sales and volume discounts.

The following table assumes that we do not sell any shares in our distribution reinvestment plan. As long as our shares are not listed on a national securities exchange, we anticipate that all or substantially all of the proceeds from the sale of shares pursuant to our distribution reinvestment plan will be used to fund repurchases of shares under our share redemption program. Many of the figures set forth below represent management's best estimate since these figures cannot be precisely calculated at this time. Assuming no shares are reallocated from our DRP to our primary offering, or among classes of common stock, and the maximum primary offering amount of $2.0 billion is raised (allocated as set forth above), we estimate that approximately 95.2% of our gross offering proceeds will be used to primarily invest in single tenant business essential properties in accordance with our investment objectives and to pay real estate related acquisition fees and expenses, as adjusted to reflect the advisor funding of a portion of the selling commissions, dealer manager fees and/or organization and offering expenses (as described in more detail below). The remaining 4.8% will be used to pay up-front selling commissions and dealer manager fees. We expect our acquisition fees and acquisition expenses to constitute approximately 4.2% of our gross offering proceeds, which will allow us to invest approximately 91.0% in real estate investments.
In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net investment proceeds from this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. In the past, we have funded distributions using proceeds from our initial public offering. See "Description of Shares—Distribution Policy" for additional information regarding the funding of our distributions.

	Class A Shares*		Class T Shares*
	Maximum Offering ($0.24 billion in Shares)*		Midpoint Offering ($0.88 billion in Shares)*		Maximum Offering ($1.76 billion in Shares)*
	Amount	Percent	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$240,000,000	100.00%	$880,000,000	100.00%	$1,760,000,000	100.00%
Less Offering Expenses:
Selling Commissions (1)	16,800,000	7.00%	26,400,000	3.00%	52,800,000	3.00%
Dealer Manager Fee (1)	7,200,000	3.00%	26,400,000	3.00%	52,800,000	3.00%
Advisor Funding of Dealer Manager Fee	—	—%	(17,600,000)	(2.00)%	(35,200,000)	(2.00)%
Organization and Offering Expenses (2)	2,400,000	1.00%	11,000,000	1.25%	17,600,000	1.00%
Advisor Funding of Organization and Offering Expenses	—	—%	(8,800,000)	(1.00)%	(17,600,000)	(1.00)%
Net Investment Proceeds (3)	213,600,000	89.00%	842,600,000	95.75%	1,689,600,000	96.00%
Acquisition Fees (4)	4,147,573	1.73%	30,939,533	3.52%	62,040,629	3.53%
Acquisition Expenses (5)	2,073,786	0.86%	8,036,242	0.91%	16,114,449	0.92%
Amount Invested in Properties(6)	$207,378,641	86.41%	$803,624,225	91.32%	$1,611,444,921	91.55%
____________________________

*
As of October 30, 2015, we ceased offering shares of Class A common stock in our primary offering. This table assumes an allocation of 10% Class A shares (approximate amount previously sold in this offering) and 90% Class T shares we intend to sell in the maximum offering. If we sell the midpoint offering, we assume an allocation of 21.4% Class A shares (previously sold in this offering) and 78.6% Class T shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan, and among classes of stock, if we elect to offer additional classes in the future.

(1)
We have paid selling commissions in the amount of 7% of the gross offering proceeds for sales of Class A shares in the primary offering and will pay selling commissions in the amount of 3% of the gross offering proceeds for sales of Class T shares in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3% of the gross offering proceeds for sales of shares. For sales of Class T shares, 2% of the dealer manager fee will be funded by our advisor, and the remaining 1% will be funded by us. We will also pay a quarterly stockholder servicing fee for Class T shares that will accrue daily in the amount of 1/365th of 1% of the purchase price per share of Class T shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of Class A shares were made with the 7% commission taken at the time of sale and that all sales of Class T shares will be made with the 3% commission taken at the time of sale.

(2)
Commencing November 2, 2015, our advisor will fund an amount equal to 1% of the gross offering proceeds from the sale of Class T shares in our primary offering to pay organization and offering expenses. Organization and offering expenses consist of all expenses (other than selling commissions, dealer manager fees, and stockholder servicing fees) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing, filing and registration fees, and other accountable offering expenses including, but not limited to: (a) costs and expenses of conducting educational conferences and seminars; (b) costs and expenses of attending broker-dealer sponsored conferences; (c) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing of our shares, including, but not limited to, the senior management team and various other accounting and finance employees and administrative overhead allocated to these employees; (d) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and to facilitate the marketing of our shares; and (e) payment or reimbursement of bona fide due diligence expenses. These expenses will be paid by our advisor and reimbursed by us with proceeds raised from the offering, provided, however, commencing November 2, 2015, we will reimburse our advisor only to the extent such expenses exceed 1% of gross offering proceeds from the sale of Class T shares in our primary offering. In no event will our organization and offering expenses (excluding selling commissions, dealer manager fees, and stockholder servicing fees) exceed 3.5% of the gross offering proceeds from our terminated or completed offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the offering terminates or is completed, our advisor must reimburse us for any excess amounts. In the event we raise the maximum offering, we estimate that our organization and offering expenses will be 1% of gross offering proceeds raised in our primary offering.

(3)
Until we use our net investment proceeds to make investments, substantially all of the net investment proceeds of the offering may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(4)
Beginning on November 2, 2015, our advisor will be entitled to fees of up to 3.85% of the contract purchase price for each property or real estate investment we acquire, which for purposes of this table we have assumed is an aggregate amount equal to our estimated Amount Invested in Properties. The 3.85% of acquisition fees consists of the previous 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment (the "Contingent Advisor Payment"); provided, however, that the first $5.0 million of Contingent Advisor Payments (the "Contingent Advisor Payment Holdback") will be retained by us until the later of (a) the termination of this offering, including any follow-on offerings, or (b) July 31, 2017, at which time such amount shall be paid to the advisor.  In connection with a follow-on offering, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such follow-on offering and the amount sold in prior offerings. The amount of the Contingent Advisor Payment paid upon the closing of an acquisition will be reviewed on an acquisition by acquisition basis and such payment shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and organization and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback described above. For these purposes, the amounts paid by the advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. Our advisor may waive or defer all or a portion of the acquisition fee or the Contingent Advisor Payment at any time and from time to time, in our advisor's sole discretion. For purposes of this table, we have assumed that no debt is used to acquire our properties or other real estate investments. In the event we raise the maximum offering of $2.0 billion pursuant to this offering and utilize 40%, 50%, and 75% leverage to acquire our properties or make other real estate investments pursuant to our acquisition strategy, we will pay our advisor acquisition fees (including the Contingent Advisor Payment) of approximately $110,313,670, $132,376,405, and $264,752,809, respectively. The 3.85% acquisition fee is applied against the Amount Invested in Properties shown above, which results in total acquisition fees of $62,040,629.  The percentages that appear in the use of proceeds table herein are stated as a percentage of the gross offering proceeds. As such, the $62,040,629 of acquisition fees represent approximately 3.53% of the gross offering proceeds.

(5)
Acquisition expenses include expenses paid to our advisor and to third parties. Acquisition expenses paid to our advisor represent actual costs incurred on our behalf, including, certain payroll costs for acquisition related efforts by our advisor's personnel. Most notable would be acquisitions related efforts by the advisor's internal legal, accounting and marketing teams. Acquisition expenses paid to third parties include customary third party acquisition expenses we paid from offering proceeds including certain legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate. These costs are not allocated through regular overhead allocations. For purposes of this table, we have assumed acquisition expenses of approximately 1% of the purchase price of our properties, which we have assumed is our estimated Amount Invested in Properties. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property. In the event we raise the maximum offering of $2.0 billion pursuant to this offering and utilize 40%, 50%, and 75% leverage, we will incur acquisition expenses of approximately $30,313,726, $36,376,471, and $72,752,942, respectively.

(6)
Although a substantial portion of the Amount Invested in Properties presented in this table is expected to be invested in properties, we may use a portion of such amount (i) to repay debt incurred in connection with property acquisitions or other investment activities, (ii) to establish reserves if we or a lender deems appropriate, or (iii) for other corporate purposes, including, but not limited to, payment of distributions to stockholders, payment of the stockholder servicing fee, or payments of offering expenses in connection with future offerings pending the receipt of offering proceeds from such offerings, provided that these organizational and offering expenses may not exceed the limitation of organizational and offering expenses pursuant to our charter and FINRA rules. We may use an unlimited amount of proceeds for other corporate purposes, including to fund distributions, and have done so previously. For more information, see the sections of this prospectus captioned "Risk Factors –

Risks Related to this Offering and an Investment in Griffin Capital Essential Asset REIT II, Inc." and "Description of Shares – Distribution Policy." If we use any net offering proceeds for any purposes other than making investments in properties or reducing debt, it may negatively impact the value of your investment.
Corresponding fee amounts for Acquisition Fees and Acquisition Expenses at various leverage amounts contained in the "Management Compensation" section of our prospectus are hereby revised accordingly.
Update Regarding Certain Fees to be Paid to our Advisor
The description of the acquisition fee contained in the "Prospectus Summary - Compensation to Our Advisor and its Affiliates" section on page 15 of our prospectus and the "Management Compensation" section on page 102 of our prospectus is hereby removed and replaced with the following:
Beginning on November 2, 2015, our advisor will be entitled to fees of up to 3.85% of the contract purchase price of each property or other real estate investments we acquire. The 3.85% of fees consists of the previous 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment (the "Contingent Advisor Payment"); provided, however, that the first $5.0 million of Contingent Advisor Payments (the "Contingent Advisor Payment Holdback") will be retained by us until the later of (a) the termination of this offering, including any follow-on offerings, or (b) July 31, 2017, at which time such amount shall be paid to the advisor.  In connection with a follow-on offering, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such follow-on offering and the amount sold in prior offerings. The amount of the Contingent Advisor Payment paid upon the closing of an acquisition will be reviewed on an acquisition by acquisition basis and such payment shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and organization and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback described above. For these purposes, the amounts paid by the advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. Our advisor may waive or defer all or a portion of the acquisition fee or the Contingent Advisor Payment at any time and from time to time, in our advisor's sole discretion.
Update to "Management - Committees of the Board of Directors"
The last sentence in the "Management - Committees of the Board of Directors - Compensation Committee" section on page 88 of our prospectus is hereby removed and replaced with the following:
Although permissible pursuant to our advisory agreement, none of these reimbursements to our advisor include reimbursements of salaries of our named executive officers, as defined in Item 402 of Regulation S-K.